EX. 99.4
FORM OF NON-NEGOTIABLE PROMISSORY NOTE
Dated: April 21, 2011
               FOR VALUE RECEIVED, Growth Capital Portfolio, LLC (“Payor” or the “Portfolio”), a Delaware limited liability company issuing its “Interests” of limited liability company interests, hereby promises to pay [insert name of payee] (“Payee”) the Payment Amount (as defined in Section 2) in two separate installments as discussed below.
               This Note is being issued so that Payor may purchase Interests of the Portfolio (“Repurchased Interests”) from Payee pursuant to the terms and subject to the conditions set out in the Offer to Purchase dated March 22, 2011, with any amendments or supplements thereto (collectively, “Offer”). This Note is not negotiable and is not interest-bearing.
               1. General Payment Provisions. The Payor will make the Payment under this Note in two separate installments in such currency of the United States of America as will be legal tender at the time of payment. Payment under this Note will be made by immediately available funds by wire transfer to Payee’s account as previously identified to Payor by Payee.
               The Portfolio may decide, in its discretion, to make payment in cash, or by the distribution of securities in kind or partly in cash and partly in kind. Any payment in the form of securities will be made by means of a separate arrangement entered into with the Payee in the sole discretion of the Portfolio.
               2. Payment. The “Payment Amount” will be an amount equal to the value of the Repurchased Interests determined as of June 30, 2011 (“Repurchase Valuation Date”) (and valued in accordance with the Portfolio’s Valuation Procedures). The Payor will make the initial payment (“Initial Payment”) under this Note in an amount equal to at least 90% of the estimated value of the Repurchased Interests, determined as of the Repurchase Valuation Date. The Initial Payment will be made as of the later of (i) a period of within thirty (30) days after the Repurchase Valuation Date, or (ii) if the Growth Capital Master Portfolio, LLC (“Master Portfolio”) has requested withdrawal of its capital from any investment vehicles in order to fund the repurchase of Interests, within ten (10) business days after the Master Portfolio has received at least 90% of the aggregate amount withdrawn from such investment vehicles. Such payments shall be reduced by any applicable tax withholding, including any withholding on payments made by the Master Portfolio.
               The second and final payment in respect of the Note (“Post-Audit Payment”) will be in an amount equal to the excess, if any, of (i) the value of the tender amount accepted, determined as of the Repurchase Valuation Date and based upon the results of either (a) the semi-annual unaudited financial statements of the Portfolio for the period in which the Repurchase Valuation Date occurs or (b) the annual audit of the Portfolio’s financial statements for the period in which the Repurchase Valuation Date occurs, over (ii) the Initial Payment. It is anticipated that this process will be completed within sixty (60) days after the end of each semi-annual period and that the Post-Audit Payment will be made promptly thereafter.
               3. Optional Prepayment. This Note may be prepaid, without premium, penalty or notice, at any time.
               4. Events of Default.
     (a) The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Note:
          (i) The Payor defaults in payment when due and any such default continues for a period of ten (10) days; or

          (ii) In the event that: (1) the Payor shall commence any proceeding or other action relating to the Portfolio in bankruptcy or seek reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Portfolio or the debts of the Portfolio under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; (2) the Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for the Portfolio or for all or substantially all of the property of the Portfolio; (3) the Payor makes a general assignment for the benefit of creditors of the Portfolio; or (4) the Payor generally admits its inability to pay its debts with respect to the Portfolio as they become due and payable; or
          (iii) In the event that there is (1) a commencement of any proceeding or the taking of any other action against the Portfolio in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of the Portfolio or the debts of the Portfolio under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (2) the appointment of a receiver, conservator, trustee or similar officer for the Payor or for all or substantially all of the property of the Portfolio and the continuance of any such event for sixty (60) days undismissed, unbonded or undischarged.
     (b) Upon the occurrence of an Event of Default, the entire unpaid amount of this Note outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of the Payee.
               5. Miscellaneous.
     (a) Governing Law; Consent to Jurisdiction. This Note and the rights and remedies of the Payor and Payee will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State.
     (b) Notices. All communications under this Note will be given in writing, sent by facsimile, email or mail to the mail address, facsimile number or email address set forth below or to such other address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If to Payor, to:	Contact your GenSpring financial adviser for information.

If to Payee, to:	[Insert name, address, telephone number and fax number of Payee]
     (c) Severability, Binding Effect. Any provision of this Note that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.
     (d) Amendment; Waiver. No provision of this Note may be waived, altered or amended, except by written agreement between the Payor and Payee.
     (e) Waiver of Presentment. Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Note.

     (f) Entire Agreement. This Note and the Offer set out the entire agreement between the parties and supersede any prior oral or written agreement between the parties.
IN WITNESS WHEREOF, Payor has duly caused this Note to be duly executed on behalf of Portfolio as of the date first above written.

GROWTH CAPITAL PORTFOLIO, LLC
By:
Name:
Title: